200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Amy mcdonald amy.mcdonald@dechert.com +1 617 728 7103 Direct +1 617 275 8420 Fax

May 1, 2009

Min S. Oh, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street Northeast

Washington, D.C. 20549

Re:	Russell Investment Funds (SEC File Nos. 33-18030 and 811-05371) Post Effective Amendment No. 33 to Registration Statement Filed February 6, 2009

Dear Mr. Oh:

Pursuant to your request, this letter responds to comments you provided to Joshua Weinberg and me in a telephonic discussion on Tuesday, March 24, 2009 regarding the prospectuses and SAIs contained in Post-Effective Amendment No. 33 to the Registration Statement for Russell Investment Funds (the “Trust” or the “Registrant”) under the Securities Act of 1933 filed with the Securities and Exchange Commission (the “Commission”) as of February 6, 2009. On behalf of the Registrant, summaries of the comments, and responses thereto, are provided below. I have either responded to your questions and comments or have described how I will address your comments in the prospectuses and SAIs contained in the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933.

Response to Comments

The responses to your comments below are numbered according to the order in which you had given the comments. Capitalized terms have the same meaning as defined in the Registration Statement unless otherwise indicated.

General Comments

1.	Comment:	Please file the Tandy representations via EDGAR correspondence.

	Response:	The requested representations will be made.

2.	Comment:	Please file a response letter to the comments in this letter as EDGAR correspondence along with the 485B filing.

US   Austin   Boston   Charlotte   Hartford   New York   Newport Beach   Philadelphia   Princeton   San Francisco   Silicon Valley   Washington DC

EUROPE   Brussels   London   Luxembourg   Munich   Paris   ASIA   Hong Kong

May 1, 2009 Page 2

		Response:	The requested action will be taken.

Comments Regarding Non-Funds of Funds Prospectus

1.	Comments regarding Risk/Return Summary – Principal Investment Strategies

	(a)	Comment:	For each Fund, where applicable, in addition to disclosure regarding an 80% investment policy denoted by the Fund’s name, please also provide disclosure required by Rule 35d-1 under the 1940 Act with respect to the shareholder notice required if changes are made to the non-fundamental investment policy.

		Response:	We respectfully decline to add the requested disclosure, as the requested disclosure appears in the Investment Objective and Investment Strategies section of the Prospectus. We believe that the Risk/Return Summary section accurately summarizes the principal investment strategies of each Fund as required by Form N-1A.

	(b)	Comment:	For the Non-U.S. Fund, please add appropriate disclosure to the principal investment strategies that corresponds with the principal risk associated with depositary receipts.

		Response:	Please note that depositary receipts are included as a principal investment strategy for the Non-U.S. Fund and accordingly, no changes have been made in response to this comment.

	(c)	Comment:	For the Core Bond Fund, please disclose the extent to which the Fund may invest in derivatives, and whether the 25% limit on junk bonds can be temporarily suspended due to credit downgrades.

Response:

For the Core Bond Fund, there is language in the Risk/Return Summary section that states that the Fund may invest in derivatives as a substitute for holding securities directly and for certain other investment purposes. This strategy is discussed in detail in the Investment Objective and Investment Strategies section of the Prospectus.

For the Core Bond Fund, the 25% limit on investing in junk bonds

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applies at the time of investment, and therefore can result in the Fund holding more than 25% in junk bonds.

We believe that the current language in the Risk/Return Summary section is an accurate summary of the investment strategies of the Fund, and no changes have been made in response to this comment.

2.	Comments regarding Risk/Return Summary – Principal Risks

	(a)	Comment:	For the Multi-Style Equity Fund, please add appropriate disclosure to the principal risks that corresponds with the principal investment strategies of investing in preferred stocks, investing in medium and large capitalization companies and using a fundamental investment approach.

Response:

Investing in preferred stocks is not a principal investment strategy of the Fund. As such, the disclosure in the Risk/Return Summary, Investment Objective and Investment Strategies and Risks sections has been updated to reflect the fact that investing in preferred stocks is a non-principal investment strategy of the Fund.

We respectfully decline to add additional risk disclosure regarding investing in medium and large capitalization companies because we believe that the risks associated with medium and large capitalization companies are adequately discussed in the risk disclosure on equity securities.

We have added the following disclosure to the principal risks section: The fundamental investment process may result in an evaluation of a security’s value that may be incorrect, or if correct, may not be reflected in the security’s price.

	(b)	Comment:	For the Aggressive Equity Fund, please add appropriate disclosure to the principal risks that corresponds with the principal investment strategies of investing in medium capitalization companies, investing in real estate companies and using a fundamental investment approach.

		Response:	We respectfully decline to add additional risk disclosure regarding investing in medium capitalization companies because we believe that

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the risks associated with medium capitalization companies are adequately discussed in the risk disclosure on equity securities.

Regarding investing in real estate companies, the requested disclosure has been added to the Risk/Return Summary section.

Regarding using a fundamental investment approach, we have added the following disclosure to the principal risks section: The fundamental investment process may result in an evaluation of a security’s value that may be incorrect, or if correct, may not be reflected in the security’s price.

(c)	Comment:	For the Real Estate Securities Fund, please add appropriate disclosure to the principal risks that corresponds with the principal investment strategy of investing in REITs.

	Response:	The requested disclosure has been added to the Risk/Return Summary section.

(d)	Comment:	For the Non-U.S. Fund, please add appropriate disclosure to the principal risks that corresponds with the principal investment strategies of investing in common stock of medium capitalization companies and using a fundamental investment approach.

Response:

Regarding investing in medium capitalization companies, we respectfully decline to add additional risk disclosure because we believe that the risks associated with medium capitalization companies are adequately discussed in the risk disclosure on equity securities.

Regarding using a fundamental investment approach, we have added the following disclosure to the principal risks section: The fundamental investment process may result in an evaluation of a security’s value that may be incorrect, or if correct, may not be reflected in the security’s price.

(e)	Comment:	For the Core Bond Fund, please add appropriate disclosure to the principal risks regarding the liquidity risk associated with investing in bonds and mortgage backed securities.

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		Response:	In response to this comment we have added liquidity risk as a principal risk of the Core Bond Fund. We note that a discussion of liquidity risk can be found in the Risks section of the Prospectus.

3.	Comments regarding Performance section

	(a)	Comment:	For the Aggressive Equity Fund, please note that the total returns chart appears twice in the courtesy redline provided to the staff.

		Response:	We can confirm that the duplication is a result of the document compare software used.

	(b)	Comment:	For the Real Estate Securities Fund, please reconcile the single asterisk footnote and the first year information provided in the annual total returns chart.

		Response:	In response to this comment we have made a clarifying change to the annual total returns bar chart for the Real Estate Securities Fund.

4.	Comments regarding Investment Objective and Investment Strategies section

	(a)	Comment:	For the newly added third paragraph in this section, please clarify the basis for not including investments in other types of securities not described in this Prospectus. Please clarify if they are not discussed because they do not represent principal investment strategies, and make clear that they are covered in the SAI.

		Response:	We can confirm that the investments referred to in this paragraph are not principal investment strategies of the Funds. To the extent that a Fund invests in such an investment, disclosure is made in the SAI.

	(b)	Comment:	Please make sure that all of the principal investment strategies discussed in this section correspond to the principal investment strategies of each Fund as discussed in their summaries in the Risk/Return Summary section.

		Response:	We can confirm that all of the principal investment strategies discussed in the Investment Objective and Investment Strategies section, including those mentioned below, correspond to the principal

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investment strategies for each Fund in the Risk/Return Summary section.

(b)(i)	Comment:	For the Multi-Style Equity and Aggressive Equity Funds, please add disclosure to the Risk/Return Summary section that corresponds to the added investments in the second sentence of the second paragraph under principal investment strategies regarding equity securities in which the Funds invest (including common stock, preferred stock, equity-equivalent securities and instruments whose value is based on common stocks). Please also make sure that the corresponding risks are reflected in the risks table in the Risks section.

Response:

The added disclosure in the Multi-Style Equity and Aggressive Equity Funds does not add new investments to this section but rather provides additional information regarding the types of equity securities the Funds may invest in.

We believe that the added disclosure is adequately covered in the Risk/Return Summary by equity securities and we believe that the current language in the Risk/Return Summary section is an accurate summary of the investment strategies of the Funds. Therefore no changes have been made in response to this comment.

(b)(ii)	Comment:	For the Real Estate Securities Fund, please confirm that securities lending is not expected to be a principal investment strategy even though up to one third of the Fund’s total assets may be lent.

	Response:	We can confirm that securities lending is not a principal investment strategy because it is not a means to achieve the investment objective of the Fund but is rather a way for the Fund to earn additional income. By lending its portfolio securities the Fund seeks to earn incremental income while pursuing its investment objective of current income and long term capital growth. The Fund continues to own the securities on loan and realizes any capital growth (or loss) on the securities.

(b)(iii)	Comment:	For the Non-U.S. Fund, please add disclosure to the Risk/Return Summary section that corresponds to the added investments in the last sentence of the first paragraph and the first sentence of the eighth paragraph under principal investment strategies. Please also make sure

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that the corresponding risks are reflected in the risks table in the Risks section.

Response:

The added disclosure in the last sentence of the first paragraph, regarding the fact that securities held by the Fund which are denominated in U.S. dollars are still subject to currency risk, does not discuss new investments but rather provides additional information regarding certain of the Fund’s investments, and therefore no changes have been made to the Risk/Return Summary section in response to this comment.

The added disclosure in the first sentence of the eighth paragraph, regarding the fact that the Fund may seek to protect its investments against adverse currency exchange rate changes by purchasing forward currency contracts, is included in the Risk/Return Summary and Risks sections, and therefore no changes have been made in response to this comment.

	(c)	Comment:	For the Aggressive Equity Fund, for more complete disclosure, please consider retaining the deleted disclosure in the latter part of the third paragraph under principal investment strategies.

		Response:	We respectfully decline to retain the deleted language in response to this comment. The deleted disclosure regarding ADRs is included in the Funds’ SAI, which we believe is the appropriate place for such disclosure.

5.		Comment:	For clarity, please retain the deleted language in the third-to-last paragraph under the Management of the Funds section.

		Response:	We respectfully decline to retain the deleted language in response to this comment because the deleted disclosure does not pertain to the period represented in the Prospectus, and thus is not relevant to the advisory fee information provided in the remainder of the paragraph. This language is, however, in the Funds’ Statement of Additional Information.

6.	Comments regarding Risks section

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	(a)	Comment:	Please confirm that all of the principal risks identified in the risks table and discussed afterwards in the risks narrative correspond to the principal risks of each Fund discussed in the Risk/Return Summary section.

		Response:	We can confirm that all of the principal risks identified in the risks table and discussed in the risks narrative correspond to the principal risks of each Fund as discussed in the Risk/Return Summary section.

	(b)	Comment:	For clarity, please disclose in the preamble to the risks table that the following includes a discussion of both principal and non-principal risks.

Response:

In response to this comment the third sentence of the preamble to the risks table has been modified as follows (additions underlined):

“The following table lists the Funds and the types of principal and non-principal risks the Funds are subject to, and identifies which Funds are most likely to be affected by each risk.”

	(c)	Comment:	In lieu of having its own section, portfolio turnover should be included as a risk in the risks table and in the narrative following the table.

		Response:	We respectfully decline to make any changes in response to this comment because we believe that the current discussion of portfolio turnover is sufficient and that portfolio turnover is not, by itself, a risk to the Funds.

7.		Comment:	If applicable, please disclose any legal proceedings as required by Item 5(a)(3) of Form N-1A.

		Response:	There are currently no material pending legal proceedings to which any of the Funds, the investment adviser or the principal underwriter is a party.

8.	Comments regarding Right to Reject or Restrict Purchase and Exchange Orders section

	(a)	Comment:	In the fourth paragraph under “Frequent Trading Policies and Limitations on Trading Activity,” the disclosure refers to rejecting or

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restricting future purchase transactions. Please add disclosure explaining the difference between “rejecting” and “restricting.” Please also add disclosure to this section explaining what types of restrictions may be imposed.

Response:

In response to this comment, we have added the following disclosure:

Possible restrictions include limitation on future trades by, for example, requiring all requests to be submitted via mail instead of via phone or limiting trades to only one per every 60 days or some other specified period.

	(b)	Comment:	Under “Risks of Frequent Trading,” in addition to a general reference to Funds that may invest in foreign securities and in small capitalization equity securities, please identify in those paragraphs which Funds do invest in such securities.

		Response:	We respectfully decline to add disclosure in the Risks of Frequent Trading section regarding the specific investment strategies of the Funds, as this information is provided in the Risk/Return Summary and Investment Objective and Investment Strategies sections of the Prospectus.

Comments Regarding Funds of Funds Prospectus

1.	Comments regarding Risk/Return Summary – Principal Risks

	(a)	Comment:	Please confirm that all of the principal risks, including those of the Underlying Funds, represent and are in fact the principal risks of all of the Funds. Make sure principal risks that are cited for Underlying Funds are the actual principal risks of the Funds themselves, as opposed to a laundry list of all potential risks. Confirm that all principal risks of the Underlying Funds identified here have also been discussed in the Non-Funds of Funds Prospectus.

		Response:	We can confirm that all of the principal risks of the Funds and Underlying Funds listed in the Risk/Return Summary section, represent the principal risks of the Funds and Underlying Funds. We can confirm that all of the principal risks identified for the Underlying

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Funds have also been discussed in the Non-Funds of Funds Prospectus.

	(b)	Comment:	Given that the Funds have one year of operating history, please revise the reference to the Funds as “new funds” and provide their inception date instead.

		Response:	The requested changes have been made.

2.	Comments regarding Management of the Funds and Underlying Funds section

	(a)	Comment:	For clarity, when discussing the RIMCo managers, please group them with respect to whether they manage a Fund or Underlying Fund(s). For the Underlying Fund managers, please group them according to whether they manage RIC Underlying Funds or RIF Underlying Funds.

		Response:	We respectfully decline to change the format used to present the RIMCo manager information. This information is presented in a standardized format across all Russell Investments prospectuses and, as such, facilitates maintaining the accuracy of the information in this section.

	(b)	Comment:	For Mr. Mock, please specify which Underlying Funds the select holdings strategy applies to.

		Response:	We respectfully decline to add this disclosure, as this information is provided in the Investment Objective and Investment Strategies sections of the Prospectus.

	(c)	Comment:	For clarity, please retain the deleted language in the fourth-to-last paragraph under the Management of the Funds and Underlying Funds section.

		Response:	We respectfully decline to retain the deleted language in response to this comment because the deleted disclosure does not pertain to the period represented in the Prospectus, and thus is not relevant to the advisory fee information provided in the remainder of the paragraph.

	(d)	Comment:	For clarity, please reconcile the fourth-to-last and third-to-last

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paragraphs under the Management of the Funds and Underlying Funds section. It is unclear how the first paragraph states that no advisory fees were paid when the second paragraph discloses the annual rate. Please disclose to the staff the basis for this discrepancy.

		Response:	In response to this comment, please note that this language has been amended to reflect the fact that the Funds paid no advisory fees in the last fiscal year, but the Underlying Funds did pay advisory fees in the last fiscal year.

3.		Comment:	If applicable, please disclose any legal proceedings as required by Item 5(a)(3) of Form N-1A.

		Response:	There are currently no material pending legal proceedings to which any of the Funds, the investment adviser or the principal underwriter is a party.

4.		Comment:	In the Investment Objective and Investment Strategies section, please make sure the disclosure lines up with the Non-Funds of Funds Prospectus, including any changes made with respect to staff comments given or pending.

		Response:	We can confirm that the disclosure in this section matches the comparable disclosure in the Non-Funds of Funds Prospectus, including any changes made with respect to staff comments.

5.	Comments regarding Risks section

	(a)	Comment:	For clarity, please disclose in the preamble to the risks table that the following includes a discussion of both principal and non-principal risks.

Response:

In response to this comment the third sentence of the preamble to the risks table has been modified as follows (additions underlined):

“The following table lists the Funds and the types of principal and non-principal risks that each Fund is subject to, based on the investments made by the Underlying Funds, and identifies the Funds and Underlying Funds most.”

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likely to be affected by each risk

	(b)	Comment:	Please make sure the disclosure in this section matches the corresponding risks disclosure in the Non-Funds of Funds Prospectus.

		Response:	We can confirm that the disclosure in this section matches the comparable disclosure in the Non-Funds of Funds Prospectus.

	(c)	Comment:	In lieu of having its own section, portfolio turnover should be included as a risk in the risks table and in the narrative following the table.

		Response:	We respectfully decline to make any changes in response to this comment because we believe that the current discussion of portfolio turnover is sufficient.

6.	Comments regarding Right to Reject or Restrict Purchase and Exchange Orders section

	(a)	Comment:	In the fourth paragraph under “Frequent Trading Policies and Limitations on Trading Activity,” the disclosure refers to rejecting or restricting future purchase transactions. Please add disclosure explaining the difference between “rejecting” and “restricting.” Please also add disclosure to this section explaining what types of restrictions could be imposed.

Response:

In response to this comment, we have added the following disclosure:

Possible restrictions include limitation on future trades by, for example, requiring all requests to be submitted via mail instead of via phone or limiting trades to only one per every 60 days or some other specified period.

	(b)	Comment:	Under “Risks of Frequent Trading,” in addition to a general reference to Funds that may invest in foreign securities and in small capitalization equity securities, please identify in those paragraphs which Funds do invest in such securities.

		Response:	We respectfully decline to add disclosure in the Risks of Frequent Trading section of the Prospectus regarding the specific investment strategies of the Funds, as this information is given in the Risk/Return

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Summary and Investment Objective and Investment Strategies sections of the Prospectus.

	(c)	Comment:	Please use the defined term “Underlying Fund(s)” wherever applicable.

		Response:	We can confirm that the term “Underlying Fund(s)” is used wherever appropriate.

Comments Regarding SAIs (comments apply to both SAIs unless otherwise noted)

1.		Comment:	In the Funds of Funds SAI, there are footnotes explaining the Underlying Funds’ name changes as of September, 2008. This disclosure should be included in the Funds of Funds Prospectus as well.

		Response:	We respectfully decline to make the requested change, as we believe that the current disclosure is sufficient to comply with Form N-1A.

2.		Comment:	Under “Organization and Business History,” disclosure was added about the Trustees’ authority to terminate, liquidate or reorganize Sub-Trusts without shareholder approval. Please explain to the staff the legal basis for this power.

		Response:	The trust is a Massachusetts business trust. Shareholder approval to terminate, liquidate or reorganize Sub-Trusts is not required under Massachusetts law. Massachusetts law generally defers to a business trust’s organizational documents, in this case the Trust’s Amended and Restated Master Trust Agreement (the “Master Trust Agreement”), for the determination of such matters. The Master Trust Agreement provides the Trustees with the authority to terminate, liquidate or reorganize Sub-Trusts without shareholder approval.

3.		Comment:	In the tables that provide information on the Trustees and Officers, please provide the exact age of each Trustee and Officer in lieu of their dates of birth.

		Response:	We respectfully decline to provide the Trustees’ and Officers’ ages, as opposed to their dates of birth in the Trustees and Officers tables. We believe that providing the dates of birth of the Trustees and Officers

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conveys the appropriate information about their ages and has the added benefits of avoiding inaccuracies due to timing of the production of the document and avoiding inaccuracies in the production of amendments to the document throughout the fiscal year.

4.	Comment:	In the Non-Funds of Funds SAI, the sentence before each of the management fee tables states that fees are reflected before fee waivers and/or reimbursements and also states that the fees are gross of fee waivers and/or reimbursements. Please revise this disclosure accordingly.

	Response:	In response to this comment, this disclosure has been modified to indicate that fees are reflected before waivers and/or reimbursements.

5.	Comment:	Please confirm that any modifications made to any Fund’s investment restrictions have been made with the appropriate approval.

	Response:	As discussed on April 7, 2009, we note that no changes made to this section require shareholder approval, as no changes have been made to any Fund’s fundamental investment restrictions. The changes made in this section are in addition to the preamble to the investment restrictions and clarifying additions to the explanatory language following the investment restrictions.

6.	Comment:	Under “Investment Policies,” please confirm that each principal investment for each Fund has been addressed in the Risk/Return Summary and Investment Objective and Investment Strategies sections of the Prospectuses.

	Response:	We can confirm that each principal investment for each Fund has been addressed in the Risk/Return Summary and Investment Objective and Investment Strategies sections of the Prospectuses.

7.	Comment:	The SAIs include disclosure that certain Funds may engage in credit default swaps as buyers. Please disclose whether the credit default swaps may be closed via physical settlement and, if so, please disclose the risk that instability in the markets can threaten the ability of the Funds to fulfill their obligations to deliver the underlying debt securities to the credit default swap sellers.

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Response:

In response to this comment, we have added the following disclosure:

Depending upon the terms of the contract, the credit default swap may be closed via physical settlement. However, if there is instability in the market, there is a risk that the Core Bond Fund may be unable to deliver the underlying debt security to the other party to the agreement. Additionally, the Core Bond Fund may not receive the expected amount under the swap agreement if the other party to the agreement defaults or becomes bankrupt. The market for credit default swap agreements is largely unregulated.

Comment Regarding Part C

1.	Comment:	Please provide complete disclosure with regard to control persons as required by Item 24 of Form N-1A.

	Response:	We believe that our current disclosure in response to Item 24 of Form N-1A is complete.

Please call me at (617) 728-7103 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Amy McDonald

Amy McDonald

cc:	John V. O’Hanlon
Mary Beth Rhoden